Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

May 6, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:        Nuveen Unit Investment Trust, Series 135

Nuveen Argus International Dividend Seeker Portfolio, 2Q 2016

File Nos. 333-210593 and 811-08103

Dear Ms. White:

This letter is in response to your comment letter dated May 5, 2016 regarding the registration statement on Form S-6 for Nuveen Unit Trusts, Series 135, filed on April 5, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen Argus International Dividend Seeker Portfolio, 2Q 2016 (the “Trust”).

Prospectus

Principal Investment Strategy (pp. 2-3)

1. You state that, among other things, the BNY Mellon ADR Index tracks exchange-listed GDRs, NYSs and GRSs. Please reconcile this statement with the index provider’s description of its index at http://www.adrbnymellon.com/adr_index.jsp.

Response: The rules book for the BNY Mellon ADR Index, which can be found at https://www.adrbnymellon.com/indices/adr-index/rule-book, states that the BNY Mellon ADR Index may include exchange-listed GDRs, NYSs and GRSs. Because such securities may be included in the BNY Mellon ADR Index, the prospectus has disclosures about these securities.

2. In the second paragraph, it states that the Trust will invest in companies “representing at least three different countries (one of which may be the United States).” Given the Trust’s strategy of investing in ADRs, consider whether the parenthetical regarding investments in the United States is applicable.

Response: The parenthetical has been removed.

3. The portfolio may invest up to 40% of its total assets in a given industry. If, once the portfolio holdings are determined, the portfolio is concentrated in a given industry, please state such concentration in the principal investment strategy and describe any risks specific to that industry.

Response: If the final portfolio has a concentration in a given industry or sector, the applicable disclosures in the principal investment strategy and risk sections will be provided.

Principal Risks (p. 4)

4. Although the heading of the section is Principal Risks, the preamble states that the Trust might not perform as well as expected “for reasons such as the following.” Please revise the preamble so that it is clear that the section describes all principal risks of investing in the Trust.

Response: The disclosure has been revised as requested.

5. Please include a risk factor disclosing that the Trust may make distributions that represent a return of capital for tax purposes and the consequences of such distributions (discussed on page B-25).

Response: The disclosure has been revised as requested.

Fee Table (p. 8)

6. Footnote (5) refers to a “consulting fee paid to Argus for its assistance with the Trust’s portfolio.” Please explain to the staff in your response letter why Argus is not considered an investment adviser to the Trust under the Investment Company Act of 1940 (the “1940 Act”). See Section 2(a)(20) of the 1940 Act.

Response: The sponsors of unit investment trusts (“UITs”) are responsible for selecting the portfolios of the UITs as a part of their broker-dealer responsibilities as depositor and are not regarded as investment advisers to the UITs under Section 2(a)(20) of the 1940 Act. The assistance that Argus provides to Nuveen Securities, LLC (the “Sponsor”) helps the Sponsor fulfill its obligation as a depositor. Argus is not providing advice to the Trust, rather, it advises the Sponsor. Accordingly, the Sponsor believes that Argus is not an investment adviser of the Trust under the 1940 Act. This is a well-established understanding consistent with the way the staff of the Commission has viewed the roles of these parties and consistent with the manner in which the UIT industry has operated.

7. Please bold the statement in footnote (6) that “In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected.”

Response: The disclosure has been revised as requested.

Example (p. 10)

8. Please define “Standard Account” and “Fee Based Account” before or concurrently with using the terms.

Response: The disclosure has been revised to reference the definition that is given later in the prospectus.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren